FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Yes      No x
--

Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of Conditional Share Awards under GlaxoSmithKline Performance Share Plan

This notification sets out information relating to the vesting of conditional share awards granted in 2009 and 2010 under the GlaxoSmithKline 2009 Performance Share Plan (the Performance Share Plan) and the 2009 Deferred Annual Bonus Plan (the Deferred Annual Bonus Plan).

This announcement covers vesting of awards made to Corporate Executive Team members in 2009 and 2010.  It also covers vesting of awards made to senior executives in 2010 who have subsequently been appointed as Persons Discharging Managerial Responsibility.

2009 Performance Share Plan Awards
70% of the total 2009 grant of conditional share awards under the Performance Share Plan was subject to a three year performance period which ended on 31 December 2011. The extent to which these awards vested was announced on 20 February 2012. 30% of the total 2009 award was subject to a four year performance period from 1 January 2009 to 31 December 2012. The performance condition for these awards was based on total shareholder return (TSR).

For the four year period 1 January 2009 to 31 December 2012, the Company's TSR ranked 8th (i.e. below median against a comparator group of 11 pharmaceutical companies) and therefore the Remuneration Committee has confirmed that the conditional awards lapsed in full.

The table below shows the awards over Ordinary Shares or American Depositary Shares (ADS) that lapsed on 1 March 2013, including dividends reinvested since the date of grant:

	Awards which have lapsed
	Ordinary Shares	ADS
Sir Andrew Witty*	171,348
Dr M Slaoui*		25,161
Mr S Bicknell	7,734
Ms D Connelly		28,078
Mr M Dunoyer	14,376
Mr A Hussain	28,024
Mr W Louv		9,116
Mr D Redfern	10,554
Ms C Thomas	14,376
Mr D Troy		21,059
                                                         * denotes an Executive Director

2010 Performance Share Plan Awards
The awards made to the individuals listed in the table below were subject to vesting after three and four year performance periods, dependent on stretching performance targets of a three year adjusted free cash flow target and relative total shareholder return (TSR).

The vesting of the awards under the Performance Share Plan was subject to the following performance conditions:

i)          40% of the award was subject to an adjusted free cash flow target measured over three years (1 January 2010 to 31 December 2012). The Company achieved adjusted free cash flow of £17.6bn, against a target of £17.8bn, over             the three year period and therefore the Remuneration Committee has confirmed that 40% of this element of the award vested, i.e. 16% of the total overall award.

ii) The balance of 60% of the award was based on TSR, measured over three and four years as follows:

a) half of this element (i.e. 30% of the total award) was measured over three years (1 January 2010 to 31 December 2012); and,

b) the remaining half of this element (i.e. the remaining 30% of the total award) will be measured over four years (1 January 2010 to 31 December 2013).

             For the three year period 1 January 2010 to 31 December 2012, the Company's TSR ranked 6th (i.e. in median position) against a comparator group of 11 pharmaceutical companies and therefore the Remuneration Committee has confirmed that 30% of the three year portion of the TSR element vested (i.e. 9% of the total award) and the balance of the three year portion lapsed.  The four year portion of the TSR element (i.e. the remaining 30%) will be measured in the first quarter of 2014 after the end of the four year performance period on 31 December 2013.

Therefore 25% of the total award vested and the balance of the awards subject to the three year performance period lapsed.

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 1 March  2013, including dividends reinvested since the date of grant, and the proportion of the awards subject to the four-year TSR performance period which remain outstanding for the following individuals:

	Awards which have vested		Awards which have lapsed		Remaining awards subject to the performance period ending 31 Dec 2013
	Ordinary Shares	ADS	Ordinary Shares	ADS	Ordinary Shares	ADS
Sir Andrew Witty*	121,445		218,600		143,607
Dr M Slaoui*		38,215		68,787		45,171
Mr S Bicknell	13,407		24,133		15,854
Ms D Connelly		18,421		33,158		21,774
Mr M Dunoyer	16,617		29,910		19,649
Mr A Hussain	35,792		64,426		42,324
Mr W Louv		10,673		19,212		12,616
Mr D Redfern	15,205		27,368		17,979
Ms C Thomas	23,342		42,015		27,601
Mr D Troy		20,381		36,686		24,091

* denotes an Executive Director

2010 Deferred Annual Bonus Award to Sir Andrew Witty

In 2010, Sir Andrew Witty elected to defer part of his 2009 annual bonus into shares under the Deferred Annual Bonus Plan (Deferred Shares).  These would be matched up to one-for-one depending on the achievement of performance measures (Matching Shares).  The performance measure was TSR measured over three years.

The awards of Deferred and Matching shares were granted as nil-cost options over Ordinary Shares.

The table below shows the Deferred Shares that vested on 1 March 2013, including dividends reinvested since the date of grant:

Nil Cost Option over Ordinary Shares
Vested
Sir Andrew Witty*	28,429

For the three year period 1 January 2010 to 31 December 2012, the Company's TSR ranked 6th (i.e. in median position) against a comparator group of 11 pharmaceutical companies and therefore the Remuneration Committee has confirmed that 30% of the award vested on 1 March 2013 and that the balance lapsed.  The table below shows the Matching Shares that vested on 1 March 2013, including dividends reinvested since the date of grant:

	Nil Cost Option over Ordinary Shares
	Vested	Lapsed
Sir Andrew Witty*	8,529	19,900

The above nil cost options in respect of Deferred Shares and Matching Shares can be exercised until 21 February 2020.

2010 Performance Share Plan Awards to senior executives who have since been appointed PDMRs

The conditional awards granted in 2010 to senior executives who have since been appointed PDMRs, were dependent on EPS performance (50% of the award) and operational performance targets (remaining 50% of award) over the period 1 January 2010 to 31 December 2012.

The table below shows the proportion of these Performance Share Plan conditional awards that will vest and lapse 5 March 2013.

	Awards vesting	Awards lapsed
	Ordinary Shares	Ordinary Shares
Mr R Connor	715	2,788
Mr P Thomson	613	2,890
Dr P Vallance	21,120	21,120
Ms E Walmsley	27,105	33,398
Mr C Weber	3,393	15,250
Mrs V Whyte	613	2,890

The Company, Executive Directors and PDMRs were advised of these transactions on 4 March 2013.

The fair market values of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 1 March 2013 were £14.55 and US$44.03 respectively.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc